SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                              Connetics Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   0002078541
           -----------------------------------------------------------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 23, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 2 of 18 Pages


-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

               California
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        2,537,163
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      -0-


                                                              (9)     Sole Dispositive Power    2,537,163


                                                              (10)    Shared Dispositive Power  -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------

  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IA
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 2 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 3 of 18 Pages


-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        1,577,065
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      -0-


                                                              (9)     Sole Dispositive Power    1,577,065


                                                              (10)    Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,577,065
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.71%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 3 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 4 of 18 Pages


-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

        WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

    Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        59,443
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      -0-


                                                              (9)      Sole Dispositive Power   59,443


                                                              (10)     Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  59,443
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .29%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 4 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 5 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Connetics Partners (Alta Bio), LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        900,655
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      -0-

                                                              (9)      Sole Dispositive Power   900,655

                                                              (10)     Shared Dispositive Power -0-

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  900,655
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  4.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 5 of 29 Pages

CUSIP No. 0002078541                                             13D                              Page 6 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        1,577,065
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      960,098

                                                              (9)      Sole Dispositive Power   1,577,065

                                                              (10)     Shared Dispositive Power 960,098

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 6 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 7 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta/Chase BioPharma Management, LLC
----------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        900,655
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      1,636,508

                                                              (9)      Sole Dispositive Power   900,655

                                                              (10)     Shared Dispositive Power 1,636,508

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 7 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 8 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power    -0-

                                                              (10)     Shared Dispositive Power  2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
---------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 8 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 9 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Garrett Gruener
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power   -0-

                                                              (10)     Shared Dispositive Power 2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Page 9 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 10 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power   -0-

                                                              (10)     Shared Dispositive Power 2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 10 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 11 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       PF, AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power   -0-

                                                              (10)     Shared Dispositive Power 2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 11 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 12 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy Nohra
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power   -0-

                                                              (10)     Shared Dispositive Power 2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 12 of 29 Pages

CUSIP No. 0002078541                                             13D                          Page 13 of 18 Pages


  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Marino Polestra
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                   (8)      Shared Voting Power      2,537,163

                                                              (9)      Sole Dispositive Power   -0-

                                                              (10)     Shared Dispositive Power 2,537,163

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,537,163
-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.40%
-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-------------------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 13 of 29 Pages

Item 1. Security and Issuer.

         This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Connetics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3400 West Bayshore Road, Palo Alto, California 94303.


Item 2. Identity and Background.

         (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a Delaware limited liability company ("Embarcadero LLC"), and Connetics Partners (Alta Bio), LLC, a Delaware LLC ("Connetics Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Connetics Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

         (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

         (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Connetics Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Connetics Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

         (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                               Page 14 of 29 Pages

         (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a Delaware limited liability corporation. Connetics Alta Bio is a Delaware liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Alta BioPharma to acquire the 1,577,065 shares of Common Stock reported in Item 5(a) was $7,196,802.50, the total amount of funds required by Embarcadero LLC to acquire the 59,443 shares of Common Stock reported in Item 5(a) was $271,263.26 and the total amount of funds required by Connetics Alta Bio to acquire the 900,655 shares of Common Stock reported in Item 5(a) was $4,110,063.13. Such funds were provided by each entities' capital available for investment.


Item 4. Purpose of Transaction.

         Alta BioPharma, Embarcadero LLC, and Connetics Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

         On April 10, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $10,000,003.88, a total of 2,162,163 Shares of Common Stock. The entities also entered into a Registration Rights Agreement. On May 18, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $578,125, a total of 125,000 Shares of Common Stock . On November 23, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $1,000,000, a total of 250,000 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.


Item 5. Interest in Securities of the Issuer.

         (a) Alta BioPharma is the direct beneficial owner of 1,577,065 shares of Common Stock or approximately 7.71% of the shares deemed outstanding by the Company (20,463,011) as of November 23, 1998. Connetics Alta Bio is the direct beneficial owner of 900,655 shares of Common Stock or approximately 4.40% of the shares deemed outstanding by the Company (20,463,011) as of November 23, 1998. Embarcadero LLC is the direct beneficial owner of 59,443 shares of Common Stock or approximately .29% of the shares deemed outstanding by the Company (20,463,011) as of November 23, 1998.

         (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

         (c) On April 10, 1998 Alta BioPharma, Connetics Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,325,668, $3,446,846 and $227,489.88, respectively.

                              Page 15 of 29 Pages

         On May 18, 1998 Alta BioPharma, Connetics Alta Bio, and Embarcadero LLC acquired an additional 53,956, 66,645 and 4,399 Shares, respectively, in a privately negotiated transaction with certain shareholders of the Company for aggregate consideration of $249,546.50, $308,233.12 and $20,345.38, respectively.

         On  November  23,  1998  Alta   BioPharma,   Connetics  Alta  Bio,  and
Embarcadero LLC acquired an additional 155,397, 88,746 and 5,857 Shares, respectively, in a privately negotiated transaction with certain shareholders of the Company for aggregate consideration of $621,588, $354,984 and $23,428, respectively.

         Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

         (d) Alta BioPharma, Connetics Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement. Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

         (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998 and The Connetics Corporation Registration Rights Agreement dated April 10, 1998 are hereby incorporated in their entirety by this reference.


Item 7. Material to be Filed as Exhibits.

                  Exhibit A:  Joint Filing Statement.

                  Exhibit B: Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit C: Connetics Corporation Registration Rights Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit  D:  Alta  BioPharma   Partners  Limited   Partnership
                  Management Rights Agreement dated April 10, 1998, as previously submitted with the Schedule D filed April 20, 1998 and incorporated herein by reference.


                  Exhibit E: Form of Connetics Corporation Registration Rights Agreement dated November 20, 1998.

                               Page 16 of 29 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 23, 1998

Alta Partners                                 Alta BioPharma Partners, L.P.

By:      /s/ /Eileen McCarthy                 By: Alta BioPharma Management, LLC
    -----------------------------------           Its General Partner
    Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                By:      /s/ Eileen McCarthy
                                                  ------------------------------
                                                  Eileen McCarthy, Member

By:      /s/ Eileen McCarthy                  Connetics Partners (Alta Bio), LLC
    -----------------------------------
    Eileen McCarthy, Member
                                              By: Alta/Chase BioPharma
Alta/Chase BioPharma Management, LLC              Management, LLC
                                                  Its Managing Member

By:      /s/ Eileen McCarthy                  By:      /s/ Eileen McCarthy
    -----------------------------------           ------------------------------
    Eileen McCarthy, Member                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:      /s/ Eileen McCarthy
    -----------------------------------
    Eileen McCarthy, Member


    /s/ Jean Deleage                               /s/ Guy Nohra
----------------------------------            ----------------------------------
Jean Deleage                                  Guy Nohra

    /s/ /Garrett Gruener                           /s/ Marino Polestra
----------------------------------            ----------------------------------
Garrett Gruener                               Marino Polestra

    /s/ Daniel Janney                              /s/ Alix Marduel
----------------------------------            ----------------------------------
Daniel Janney                                 Alix Marduel

                               Page 17 of 29 Pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date:  November 23, 1998

Alta Partners                                 Alta BioPharma Partners, L.P.

By:      /s/ /Eileen McCarthy                 By: Alta BioPharma Management, LLC
    -----------------------------------           Its General Partner
    Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                By:      /s/ Eileen McCarthy
                                                  ------------------------------
                                                  Eileen McCarthy, Member

By:      /s/ Eileen McCarthy                  Connetics Partners (Alta Bio), LLC
    -----------------------------------
    Eileen McCarthy, Member
                                              By: Alta/Chase BioPharma
Alta/Chase BioPharma Management, LLC              Management, LLC
                                                  Its Managing Member

By:      /s/ Eileen McCarthy                  By:      /s/ Eileen McCarthy
    -----------------------------------           ------------------------------
    Eileen McCarthy, Member                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:      /s/ Eileen McCarthy
    -----------------------------------
    Eileen McCarthy, Member


    /s/ Jean Deleage                               /s/ Guy Nohra
----------------------------------            ----------------------------------
Jean Deleage                                  Guy Nohra

    /s/ /Garrett Gruener                           /s/ Marino Polestra
----------------------------------            ----------------------------------
Garrett Gruener                               Marino Polestra

    /s/ Daniel Janney                              /s/ Alix Marduel
----------------------------------            ----------------------------------
Daniel Janney                                 Alix Marduel

                               Page 18 of 29 Pages

                                    EXHIBIT E


                              CONNETICS CORPORATION
                          REGISTRATION RIGHTS AGREEMENT


         This Registration Rights Agreement (the "Agreement") is made as of the 20th day of November, 1998, by and among Connetics Corporation, a Delaware corporation (the "Company") and each of the persons listed on Exhibit A to this Agreement (each an "Investor" and together the "Investors").


R E C I T A L S

         A. Effective as of the same date as this Agreement, the Company and the Investors have entered into a Common Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company has agreed to sell to the Investors and the Investors have agreed to purchase from the Company shares of the Company's Common Stock (all terms not otherwise defined herein shall have the meanings ascribed in the Purchase Agreement).

         B. A condition to the Investors' obligations under the Purchase Agreement is that the Company and the Investors enter into this Agreement in order to provide the Investors with certain rights to register the Common Stock acquired by the Investors pursuant to the Purchase Agreement. The Company desires to induce the Investors to purchase the Common Stock pursuant to the Purchase Agreement by agreeing to the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, the parties hereby agree as follows:


AGREEMENT

         1. Registration Rights. The Company and the Investors covenant and agree as follows:

                  1.1 Definitions. For purposes of this Section 1:

                           (a)   The   terms   "register,"   "registered,"   and
"registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement or document;

                           (b) The term  "Registrable  Securities" means (i) the
shares of Common Stock issued or sold in connection with the Purchase Agreement (such shares of Common Stock are collectively referred to as the "Shares" or "Stock") and (ii) any other shares of common stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Stock; provided, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which his or her rights under this Agreement are not assigned. Notwithstanding the foregoing, shares of common stock shall only be treated as Registrable Securities if and so long as they have not been (x) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (y) sold in a transaction exempt from the registration and prospectus delivery requirements under Section 4(1) of the Securities Act so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale;

                              Page 19 of 29 Pages

                           (c) The number of shares of  "Registrable  Securities
then outstanding" shall be determined by the number of shares of Common Stock then outstanding which are Registrable Securities, plus the number of shares of common stock issuable pursuant to then exercisable or convertible securities which are Registrable Securities;

                           (d) The term  "Holder"  means  any  person  owning or
having the right to acquire Registrable Securities or any assignee thereof in accordance with this Agreement;

                           (e) The term  "Form  S-3"  means  such form under the
Securities Act as in effect on the date hereof or any successor form under the Securities Act; and

                           (f) The term "SEC" means the  Securities and Exchange
Commission.

                  1.2 Registration. The Company will use its reasonable best efforts to effect a registration to permit the sale of the Registrable Securities as described below, and pursuant thereto the Company will:

                           (a)  prepare  and  file  within  20 days  and use its
reasonable best efforts to have declared effective by the SEC within 45 days after the Closing, a registration statement on Form S-3 relating to resale of all of the shares of the Registrable Securities and use its reasonable best efforts to cause such registration statement to remain continuously effective for a period which will terminate when all Registrable Securities covered by such registration statement, as amended from time to time, have been sold or when the Registrable Securities may be sold under Rule 144(k) under the Securities Act;

                           (b) prepare and file with the SEC such amendments and
post-effective amendments to the registration statement and any prospectus as may be necessary to keep such registration statement effective for the period specified in Section 1.2(a) and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all Registrable Securities;

                           (c) notify each  Investor  promptly  and confirm such
notice in writing (i) when the prospectus or any supplement or post-effective amendment has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to the registration statement or prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

                           (d)  make  every  reasonable  effort  to  obtain  the
withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment;

                           (e)  furnish to each  Investor,  without  charge,  at
least one copy of the registration statement and any post-effective amendment thereto, including financial statements and schedules, and upon an Investor's request, all documents incorporated therein by reference and all exhibits thereto (including those incorporated by reference);

                           (f) deliver to each Investor, without charge, as many
copies of the prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities;

                           (g) cause all Registrable  Securities  covered by the
registration statement to be listed on each securities exchange or market on which similar securities issued by the Company are then listed, and if the securities are not so listed to use its reasonable best efforts promptly to cause all such securities to be listed on either the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market;

                              Page 20 of 29 Pages

                           (h)  use  reasonable   best  efforts  to  qualify  or
register the Registrable Securities for sale under (or obtain exemptions from the application of) the Blue Sky laws of such jurisdictions as are applicable. The Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any such jurisdiction where it is not presently qualified or where it would be subject to general service of process or taxation as a foreign corporation in any jurisdiction where it is not now so subject;

                           (i)  otherwise  use its  reasonable  best  efforts to
comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and

                           (j)   expenses   incurred   in   connection   with  a
registration requested pursuant to this Section 1.2 shall be borne by the Company, including all registration, filing, qualification, printers' and accounting fees but excluding any underwriters' discounts or commissions and any fees and disbursements of any counsel for the selling Holders (such fees or discounts, if any, to be borne pro rata by the Holders participating in the registration).

                  1.3   Restrictions;   Procedure   For  Sales   Pursuant  To  A
Registration Statement.

                           (a) Each Holder agrees to the following  restrictions
on and procedures for sales made pursuant to a registration statement:

                                    (i)  Notice  to   Company.   If  any  Holder
proposes to sell any Shares, the Holder shall notify the Company of its intent to do so at least three (3) business days prior to the date of such sale (the "Notice of Sale"), by tendering a Notice of Sale in substantially the form attached as Exhibit B. Alternatively, the Holder may give the Notice of Sale verbally by telephoning and speaking directly with John L. Higgins or the then current Chief Financial Officer at the Company at (650) 843-2800, and following up by immediately sending a written Notice of Sale. Providing the Notice of Sale to the Company shall conclusively be deemed to establish an agreement by such Holder to comply with the registration provisions herein described, and the Notice of Sale shall be deemed to constitute a representation that any information previously supplied by such Holder is accurate as of the date of such Notice of Sale.

                                    (ii) Delay of Sale.  The  Company may refuse
to permit the Holder to resell any Shares for a specified period of time; provided, however, that (a) in order to exercise this right, the Company must deliver a certificate in writing to the Holder to the effect that the registration statement in its then current form contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (b) in no event shall such delay exceed twenty (20) days,
(c) in no event shall this right of delay be exercised on more than two (2) occasions in any twelve (12) month period, and (d) during any suspension as contemplated by this Section 1.4 (a)(ii), the Company will not allow any of its officers or directors to buy or sell shares of the Company's securities.

                           (b)  Representations  of Holders.  Each Holder hereby
represents to and covenants with the Company that, during the period in which a registration statement effected pursuant to Section 1.2 remains effective, such Holder will:

                                    (i) not engage in any stabilization activity
in connection with any of the Company's securities;

                                    (ii) cause to be furnished to any  purchaser
of the Shares and to the broker-dealer, if any, through whom Shares may be offered, a copy of the Prospectus; and

                              Page 21 of 29 Pages

                                    (iii) not bid for or purchase any securities
of the Company or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or any rights to acquire the Company's securities other than as permitted under the Securities Exchange Act of 1934, as amended ("Exchange Act").

                           (c) Information  for Use in  Registration  Statement.
Each Holder represents and warrants to the Company that such Holder has completed the information requested by the Selling Holder's Questionnaire attached as Exhibit C to this Agreement (the "Questionnaire"), and further represents and warrants to the Company that all information provided by such Holder in the Questionnaire is true, accurate and complete. Each Holder understands that the written information in the Questionnaire and all written representations made in this Agreement are being provided to the Company specifically for use in, or in connection with, the registration statement and the Prospectus, and has executed this Agreement with such knowledge.

                  1.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

                  1.5 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any dispute that might arise with respect to the interpretation or implementation of this Section 1.

                  1.6 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

                           (a) To the extent  permitted by law, the Company will
indemnify and hold harmless each Holder, any underwriter (as defined in the Securities) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

                           (b) To the  extent  permitted  by law,  each  selling
Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities, any underwriter, any other

                              Page 22 of 29 Pages

Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.6(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 1.6(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.

                           (c) Promptly  after receipt by an  indemnified  party
under this Section 1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.6.

                           (d)  If the  indemnification  provided  for  in  this
Section 1.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations; provided that, in no event shall any contribution by a Holder under this Subsection 1.6(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                           (e) The  obligations of the Company and Holders under
this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1.

                  1.7 Reports Under Securities Exchange Act Of 1934. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit

                              Page 23 of 29 Pages
a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:


                           (a) make and keep public  information  available,  as
those terms are understood and defined in Rule 144, so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

                           (b)  take  such  action,   including   the  voluntary
registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

                           (c) file with the SEC in a timely  manner all reports
and other documents required of the Company under the Securities and the Exchange Act; and

                           (d) furnish to any Holder, so long as the Holder owns
any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

         2. MISCELLANEOUS.

                  2.1 Successors and Assigns. Except as otherwise provided in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any of the Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  2.2   Governing   Law.   This   Agreement  and  all  acts  and
transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of laws.

                  2.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  2.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  2.5 Notices. Unless otherwise provided herein, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier and addressed to the party to be notified at such party's address as set forth on the signature page hereto or as subsequently modified by written notice. In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day. Notwithstanding the foregoing, any notice delivered pursuant to Section 1.3(e) or Section 1.4 hereto must be made by personal delivery or confirmed facsimile transmission.

                              Page 24 of 29 Pages

                  2.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                  2.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

                  2.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then
(a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

                  2.9 Entire Agreement. This Agreement, and the documents referred to in this Agreement (with the exception of the registration statement) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

                              Page 25 of 29 Pages

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


                                    "COMPANY"

Connetics Corporation                               Address:

                                                    3400 West Bayshore Road
                                                    Palo Alto, California 94303
By:  ____________________________                   Facsimile:  (650) 843-2899
         Thomas G. Wiggans
         President and Chief Executive Officer


                                   INVESTOR(S)

Alta BioPharma Partners, L.P.
By:  Alta BioPharma Management Partners, L.P.

By:  ____________________________
         General Partner


Connetics Partners (AltaBio), LLC

By:  ____________________________
         Member



Alta Embarcadero BioPharma, LLC

By:  ____________________________
         Member

Address:          Alta Partners
                  One Embarcadero Center
                  Suite 4050
                  San Francisco, CA  94111

                              Page 26 of 29 Pages

                                    EXHIBIT A
                                LIST OF INVESTORS



Name                                                            Number of Shares
----                                                            ----------------








                              Page 27 of 29 Pages

                                    EXHIBIT B



                              CONNETICS CORPORATION

                                 NOTICE OF SALE

         Pursuant to the Registration Rights Agreement dated as of _______________, 1998 among Connetics Corporation (the "Company"), the undersigned and certain stockholders of the Company, the undersigned hereby gives notice to the Company of the undersigned's intent to sell _______ shares of the Company's Common Stock registered pursuant to the registration statement (File No. _______) filed pursuant to such Agreement.



Dated:   ___________________            By:_____________________________________
                                                      (signature)


                                        Name:___________________________________
                                                        (print)


                                        Title:__________________________________
                                                    (if applicable)


[NOTE: THIS NOTICE OF SALE MUST BE COMPLETED AND DELIVERED (BY PERSONAL DELIVERY OR FACSIMILE) TO THE CHIEF FINANCIAL OFFICER OF THE COMPANY ON _____________________. 19__, OR THREE (3) BUSINESS DAY BEFORE THE DATE OF SALE OF THE SHARES OF THE COMPANY'S COMMON STOCK REGISTERED PURSUANT TO THE REGISTRATION STATEMENT.]

                              Page 28 of 29 Pages

                                    EXHIBIT C

                              CONNETICS CORPORATION
                       SELLING STOCKHOLDER'S QUESTIONNAIRE

         In connection with the Connetics Corporation (the "Company") Registration Statement (File No. _______________) registering certain shares of the Company's Common Stock, the undersigned represents and warrants that the information set forth below is true, accurate and complete:

         1. As of the date hereof, the undersigned beneficially owns ______ shares of the Company's Common Stock.

         2. Except as described below, the undersigned has not had a material relationship with the Company or any of its predecessors or affiliates within the last three years.

         The term "material relationship" has not been defined by the Securities and Exchange Commission (the "SEC"). However, the SEC has indicated that it will probably construe as a "material relationship" any relationship which tends to prevent arms length bargaining in dealings with a company, whether arising from a close business connection or family relationship, a relationship of control or otherwise. It seems prudent, therefore, to consider that the undersigned would have such a relationship, for example, with any organization of which the undersigned is an officer, director, trustee or partner or in which the undersigned owns, directly or indirectly, ten percent (10%) or more of the outstanding voting stock, or in which the undersigned has some other substantial interest, and with any person or organization with whom the undersigned has, or with whom any relative or spouse (or any other person or organization as to which the undersigned has any of the foregoing other relationships) has, a contractual relationship.

         If  applicable,  please  describe  the material  relationship  with the
Company:


Dated:   ___________________            By:_____________________________________
                                                      (signature)


                                        Name:___________________________________
                                                        (print)


                                        Title:__________________________________
                                                    (if applicable)

                              Page 29 of 29 Pages